EXHIBIT A

SCHEDULE 13G JOINT FILING AGREEMENT

The undersigned hereby agree that Amendment No. 4 to the statement on Schedule 13G with respect to the common shares of The Real Brokerage Inc. is filed on behalf of each of the undersigned pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. The undersigned further agree that any subsequent amendments to such statement on Schedule 13G may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements.

Each of the undersigned shall be responsible for the timely filing of such statement and any amendments thereto and for the completeness and accuracy of the information concerning such person contained therein, but shall not be responsible for the completeness or accuracy of the information concerning any other person, except to the extent that such person knows or has reason to believe that such information is inaccurate. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

Dated: October __26__, 2026

GUY GAMZU

Signed by:

By: _________________________

A95C3285E6C3485...

Name: Guy Gamzu

YAEL SOPHIE CHORLEY GAMZU

Signed by:

By: _________________________

E666E12A6E854C5...

Name: Yael Sophie Chorley Gamzu

CUBIT INVESTMENTS LIMITED

Signed by:

By: _________________________

A95C3285E6C3485...

Name: Guy Gamzu
Title: Authorized Signatory